Exhibit 99.4

Coverage For:

“Lydia Slotnick Unplugged”

by Andrew Craft and Michael Zam

The Story

Genre: Comedy

Log Line:

A music industry veteran tries to save her career by doing an expose on a reclusive and aging rocker.

Synopsis:

1983: Awkward LYDIA SLOTNICK and her sexy friend TARA are 15 and in London on a school field trip. They sneak away to see a rock concert. Afterwards they’re invited to a party by TOMMY, where Lydia meets GRAHAM MCGUINESS, a rocker who’s had one monster hit. He fumes that the industry is about everything but the music. Tara is invited to a more private party with Graham, while Lydia hangs out by herself.

Cut to today: Lydia is 33, an exec at VTV. She’s having an affair with her younger assistant, SPENCE. Her boss, GUY, thinks she’s lost her edge. He gives her one more chance to prove him wrong: team up with his loose-cannon brother BOYD and do a “Back From the Dead” episode about Graham McGuiness, who has become a recluse. The two fly to London.

When Boyd gets arrested for a bar fight, she leaves him to rot while she does research. She takes time out to lunch with Tara, who married a Member of Parliament, but who is profoundly unhappy. Lydia tracks down Graham’s low-rent attorney, BARRY CRITCHLOW, who has the only videotape of Graham’s last television appearance, when he lost it on camera. Barry invites her to tea with Graham. At first Graham hates her, (and doesn’t recognize her) but she impresses him with her taste in music. When she tries to trick him into signing a release, he blows his top.

Boyd takes more direct action, stealing the tape and finds a homemade porn tape of Graham and Tommy having sex with the then 15-year-old Tara. Jackpot! Lydia is horrified by the tape and seizes it. Barry convinces Graham to do the show. When Graham tries to get uppity, she shows him the incriminating tape. Remorseful, he gives a breathtaking demonstration of his composing methods. She discovers she’s pregnant with Spence’s baby.

Boyd steals the tapes back and rushes back to New York. Lydia chases and goes head to head with Guy. She wins and destroys the tapes. She’s fired. Months later she’s on her own, happily awaiting the birth of her child, and hosting a radio show: All About the Music. Her first guest is Graham.

Analysis

The Good Stuff:

Lydia Slotnick Unplugged is bursting with great characters, snappy dialog and a knowing look at the foibles of the music business. At the center is Lydia, who’s starting to feel her youth and idealism slip away and has to fight to get them back—while keeping her job. Surround her with an egomaniacal boss, his meatball brother, a smattering of devious music business types and a music legend who makes a porcupine seem cuddly and you’ve got the makings of a fun and frantic comedy.

Making it Better:

We’ll use the development cycle to make some improvements to the script. We’ll get Lydia and Graham together sooner so they can play out their conflict more. We’ll also trim some subplots to give more room to the “A” story.